

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

May 9, 2008

Via Mail and Fax

T. Keith Blackwell
Chief Executive Officer, Chief Financial Officer and Treasurer
Sungold International Holdings Corp.
300-940 The East Mall
Toronto, Ontario Canada M9B 6J7

> **RE:** **Sungold International Holdings Corp.**
> **Form 20-F For the Year Ended August 31, 2007**
> **File Number: 000-30006**

Dear Mr. Blackwell:

We have reviewed the above referenced filing and have the following comments. We believe you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why an amendment is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 20-F For the Year Ended August 31, 2007

Report of Independent Accountants

1. We note the reference within the report to the audit of another accountant for the prior year. We further note that the financial statements for 2005 were audited by a third firm. In this regard, please amend your filing to include the separate report of each independent accountant associated with each respective period presented in your financial statements pursuant to Rule 2-05 of Regulation S-X.

Financial Statements and Accompanying Notes

2. Please refile the financial statements and accompanying notes to remove the logo of the independent accountants from each page. As the financial statements are those of the company, it should not contain the accountants' letterhead. In this regard, the accountants' letterhead should solely appear in their audit report on your financial statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
  ·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;
  ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3812.

                                                            Sincerely,

                                                            Michael Fay
                                                            Branch Chief